March 22, 2023

VIA EDGAR

Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate and Construction

Re:	Re: ADPI Fund I, LLC Amendment No. 4 to Form 1-A Filed February 21, 2023 File No. 024-11872
REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Mr. Gabor:

ADPI Fund I, LLC (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A, as amended (File No. 024-11872), filed on February 21, 2023, so that it may become qualified before 4:00 p.m. Eastern Time on March 24, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,

ADPI Fund I, LLC

/s/ Adam La Barr
Adam La Barr
Manager